Mail Stop 3561

February 27, 2007

Mr. Joseph E. Pennington
Chief Executive Officer
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, Minnesota 55441

        RE: Christopher & Banks Corporation
                    Form 10-K for Fiscal Year Ended February 25, 2006
                    Form 10-Q for Fiscal Quarter Ended November 25, 2006
                    Filed May 11, 2006 and January 4, 2007
                    File No. 1-31390

Dear Mr. Pennington:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    William Thompson
                                    Accounting Branch Chief